January 26, 2015

BY EDGAR AND OVERNIGHT MAIL

Ms. Sonia Gupta Barros

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Easterly Government Properties, Inc.
Registration Statement on Form S-11
Filed December 23, 2014
File No. 333-201251

Dear Ms. Barros:

This letter is submitted on behalf of Easterly Government Properties, Inc. (the “Company” or “we”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 12, 2015 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-11 (File No. 333-201251) filed with the Commission on December 23, 2014 (the “Registration Statement”). The Company is concurrently publicly filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of Amendment No. 1, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1.

Ms. Barros

Division of Corporation Finance

January 26, 2015

Prospectus Summary

Our Organizational and Ownership Structure, page 15

1.	We note your response to comment 1 to our letter dated December 18, 2014. Please clarify your disclosure to name any related parties that you expect to receive interests in the company in connection with the liquidation of the Easterly Funds.

Response to Comment No. 1

In response to the Staff’s comment, the Company has clarified the disclosure to name the related parties that the Company expects to receive interests in the Company in connection with the liquidation of the Easterly Funds on pages 16, 155 and 170 of Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 64

2.	We note your response to comment 3 of our letter dated December 18, 2014. We will continue to monitor the completion of your unaudited pro forma condensed consolidated financial statements. We may have further comments.

Response to Comment No. 2

We have included the Company’s completed unaudited pro forma condensed consolidated financial statements beginning on page 67 of Amendment No. 1.

* * * * *

Ms. Barros

Division of Corporation Finance

January 26, 2015

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 231-4347 or Mark Opper at (617) 570-8128.

Sincerely,

/s/ Alison M. Bernard

Alison M. Bernard
Executive Vice President and Chief Financial Officer

cc:	Darrell W. Crate

William C. Trimble, III

Easterly Government Properties, Inc.

Gilbert G. Menna

Mark S. Opper

Goodwin Procter LLP

David J. Goldschmidt

Skadden, Arps, Slate, Meagher & Flom LLP

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